FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month Dec. 2023 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On December 6, 2023, the Registrant Announces its Presentation at the 26th Annual
Needham Growth Conference in New York

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: December 6, 2023	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor to Present at the 26th Annual Needham Growth Conference in New York

MIGDAL HAEMEK, Israel, Dec. 11, 2023 (GLOBE NEWSWIRE) – Tower Semiconductor (NASDAQ: TSEM & TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, today announced that its President, Dr. Marco Racanelli, will present at the 26th Annual Needham Growth Conference.

The conference will take place at the Lotte New York Palace Hotel in New York. Tower Semiconductor is scheduled to present at 3:45pm Eastern Time on Thursday, January 18, 2024. The presentation will be simultaneously webcast and will be accessible from the investor relations section of Tower Semiconductor’s website at https://ir.towersemi.com/.

At the conference there will be an opportunity for investors to meet one-on-one with management. Interested investors should contact the conference organizers or email the investor relations team at towersemi@kcsa.com.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating a positive and sustainable impact on the world through long-term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor owns two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm), two facilities in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo and is sharing a 300mm manufacturing facility in Italy with STMicroelectronics. For more information, please visit: www.towersemi.com.

Contacts
Noit Levy
Investor Relations
noitle@towersemi.com | +972 74 737 7556

David Hanover
KCSA Strategic Communications
towersemi@kcsa.com | 212-682-6300